                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    2  )*


                          Publix Super Markets, Inc.
       --------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
       --------------------------------------------------------------
                        (Title of Class of Securities)


                                      None
                             ----------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No.    None                                        Page  2  of  4  Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Publix Super Markets, Inc. Employee Stock Ownership Plan


2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]

3        SEC Use Only




4        Citizenship or Place of Organization

         Employee Benefit Plan (Florida)


Number of
Shares                       5    Sole Voting Power                          -0-
Beneficially
Owned By                     6    Shared Voting Power                        29,800,513
Each
Reporting                    7    Sole Dispositive Power                     -0-
Person
With                         8    Shared Dispositive Power                   29,800,513


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         29,800,513


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         12.87%


12       Type of Reporting Person*

         EP

Continuation of Schedule 13G                      Page 3 of 4 Pages


This statement is the second amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993, by William H. Vass as Trustee of the Publix Super Markets, Inc. Employee Stock Ownership Trust,

The undersigned hereby amends Item 4 of the initial statement and Item 4 of the first amendment by adding the following information.




Item 4.  Ownership.

As of December 31, 1994, the ESOP was the "beneficial owner," as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, of a total of 29,800,513 shares of the Company's common stock or approximately 12.87% of the total outstanding shares of the Company's common stock.

Changes that have occurred since the filing of the initial statement and the first amendment in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Employee Stock Ownership Trust are reflected in
Schedule 1, attached hereto. All such changes have been in accordance with the terms of the ESOP Trust.

Continuation of Schedule 13G                      Page 4 of 4 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the ESOP, the ESOP hereby certifies that the information set forth in this Schedule is true, complete and correct and that the ESOP has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                                           PUBLIX SUPER MARKETS, INC.
                                           EMPLOYEE STOCK OWNERSHIP PLAN



                                           By:   /s/ William H. Vass
                                                ------------------------
                                                William H. Vass, Trustee



Date:  February 13, 1995

                                  SCHEDULE 1

                SHARES ON DEPOSIT IN PUBLIX SUPER MARKETS, INC.
                        EMPLOYEE STOCK OWNERSHIP TRUST





                         Shares                 Shares
  Date                  Acquired              Disposed Of               Description of Transaction
  ----                  --------              -----------               --------------------------
 1/94                                           239,864                  Paid out to Participants
 2/94                                           175,422                  Paid out to Participants
 3/94                                           140,397                  Paid out to Participants
 4/94                                           168,958                  Paid out to Participants
 5/94                                           100,877                  Paid out to Participants
 6/94                                            99,831                  Paid out to Participants
 6/94                     4,622                                          Purchased
 7/94                                           109,581                  Paid out to Participants
 8/94                 1,306,417                                          Company Contribution
 8/94                                           116,053                  Paid out to Participants
 9/94                                           166,249                  Paid out to Participants
 9/94                     1,273                                          Purchased
 9/94                 2,000,000                                          Company Contribution
10/94                                            48,506                  Paid out to Participants
11/94                                           100,673                  Paid out to Participants
12/94                                            72,389                  Paid out to Participants
12/94                       935                                          Purchased
                      ---------               ---------
                      3,313,247               1,538,800
                      =========               =========